UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTON 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-10709
PS BUSINESS PARKS, INC.
The American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
701 Western Avenue
Glendale, CA 91201
(818) 244-8080
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive officers)
Title of Each Class
Common Stock, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
7.000% Cumulative Preferred Stock, Series H, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
6.875% Cumulative Preferred Stock, Series I, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
7.950% Cumulative Preferred Stock, Series K, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
7.600% Cumulative Preferred Stock, Series L, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
7.200% Cumulative Preferred Stock, Series M, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
7.375% Cumulative Preferred Stock, Series O, $0.01 par value per share
Depositary Shares Each Representing 1/1,000 of a Share of
6.700% Cumulative Preferred Stock, Series P, $0.01 par value per share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐      17 CFR 240.12d2-2(a)(1)
☐      17 CFR 240.12d2-2(a)(2)
☐      17 CFR 240.12d2-2(a)(3)
☐      17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, PS Business Parks, Inc. certifies it has reasonable grounds to believe that it meets all of the requirements for filing this Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 8, 2008	By:	/s/ Stephanie G. Heim
		Name:	Stephanie G. Heim
		Title:	Vice President and Counsel

This voluntary delisting is a result of PS Business Parks, Inc.’s pending move to the New York Stock Exchange.